Shareholder Meeting Results (Unaudited)

February 27, 2014 special meeting

A proposal to approve a new management contract between the fund and Putnam Management was approved as follows:
Votes for	Votes against	Abstentions
 20,463,867 	 2,584,523 	 892,150

April 25, 2014 meeting

At the meeting, a proposal to fix the number of Trustees at 14 was approved as follows:
Votes for		Votes against	Abstentions
32,772,887		3,701,881	508,319

At the meeting, each of the nominees for Trustees was elected, as follows:
      Votes for		Votes withheld
Liaquat Ahamed		33,264,675 	 3,718,421
Ravi Akhoury	 	33,237,746 	 3,745,350
Barbara M. Baumann	 33,311,812 	 3,671,284
Jameson A. Baxter	 33,294,168 	 3,688,928
Charles B. Curtis	 33,327,888 	 3,655,208
Robert J. Darretta	 33,362,131 	 3,620,965
Katinka Domotorffy	 33,268,656 	 3,714,440
Paul L. Joskow		 33,347,359 	 3,635,737
Kenneth R. Leibler	 33,218,512 	 3,764,584
George Putnam, III	 33,371,096 	 3,612,000
Robert L. Reynolds	 33,359,683 	 3,623,413
W. Thomas Stephens 	 33,321,017 	 3,662,079

A quorum was not present with respect to the matter of electing two Trustees to be voted on by the preferred shareholders voting as a separate class. As a result, in accordance with the funds Declaration of Trust and Bylaws, independent fund Trustees John
A. Hill and Robert E. Patterson remain in office and continue to serve as Trustees.

The proposals to authorize the Trustees to amend and restate the funds Agreement and Declaration of Trust were adjourned until June 24, 2014.

All tabulations are rounded to the nearest whole number.